EXHIBIT 99.1

Westport Fuel Systems and AVL Joint Paper Assesses Total Cost of Ownership for Hydrogen Internal Combustion Engines

  H2-HPDI the most capital-efficient, near-term means to use hydrogen, achieve near-zero CO2 emissions for heavy-duty trucking applications

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated November 9, 2020 to its final short form base shelf prospectus for the Province of Quebec and its amended and restated final short form base shelf prospectus for each of the Provinces of Canada except Quebec, each dated October 27, 2020.

VANCOUVER, British Columbia, Feb. 25, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX/Nasdaq: WPRT) a global leader in alternative fuel, low-emissions transportation technologies today released a joint publication with AVL, the world's largest independent company for the development, simulation and testing of powertrain systems, entitled “Total Cost of Ownership (TCO) Analysis for Heavy Duty Hydrogen Fueled Powertrains.”

The analysis presents the case for Hydrogen (H2) use in an internal combustion engine (ICE) with Westport Fuel Systems’ patented HPDI 2.0™ fuel system, as the most cost-competitive near-term pathway to reduce CO2 emissions to near-zero from on-road long-haul transportation. The paper undertakes a comprehensive TCO analysis, applying inputs from Westport Fuel Systems HPDI hydrogen (H2-HPDI) simulations and HPDI 2.0 operating costs with AVL’s existing TCO models for diesel and fuel cell powertrains. The full text of the publication can be found on Westport Fuels Systems’ website here and on AVL’s website here.

“Our analysis shows that a high efficiency hydrogen ICE powertrain (namely H2-HPDI) can outperform fuel cell electric vehicles in terms of TCO. This is possible because H2-HPDI leverages powertrain systems in high volume production today, while achieving near fuel cell-like efficiency in heavy duty applications,” said David Johnson, CEO of Westport Fuel Systems. “Fleets will appreciate a product that meets the same performance characteristics of today’s conventional diesel trucks without the product development risk and costs associated with fuel cells. HPDI 2.0 is already used by large fleets today, reducing CO2 by 23% with fossil LNG, and delivering net zero carbon emissions when used with bioLNG.”

Hydrogen plays an effectual role in the decarbonizing of a wide range of carbon-emitting activities. It has the adaptability to operate cleanly across the transport, heat, industry and electricity sectors, which together account for around two-thirds of global carbon dioxide emissions.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com